      As filed with the Securities and Exchange Commission on May 10, 1996.





                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 --------------

                                    FORM S-8
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                                ----------------

                                BRIGHTPOINT, INC.

                               -----------------

             (Exact name of registrant as specified in its charter)

             Delaware                                 35-1778566
- ---------------------------------        -----------------------------------
(State or other jurisdiction             (I.R.S. Employer Identification No.)
of incorporation or organization)

6402 Corporate Drive, Indianapolis, Indiana                          46278
- -------------------------------------------                        ----------
(Address of principal executive offices)                           (Zip Code)

       1994 Stock Option Plan and Non-Employee Director Stock Option Plan
       ------------------------------------------------------------------
                            (Full title of the plan)

                 Robert J. Laikin, President, Brightpoint, Inc.
                6402 Corporate Drive, Indianapolis, Indiana 46278
- -------------------------------------------------------------------------------
                     (Name and address of agent for service)

                                 (317) 297-6100
                                 --------------
          (Telephone number, including area code, of agent for service)





                                    Copy to:
                             Robert J. Mittman, Esq.
                              Tenzer Greenblatt LLP
                              405 Lexington Avenue
                            New York, New York 10174


          The contents of an earlier Registration Statement on Form S-8
            (File No. 33-90988) are incorporated herein by reference.

                         CALCULATION OF REGISTRATION FEE


                                                            Proposed                 Proposed
                                                             Maximum                  Maximum
                                                            Aggregate                Aggregate                Amount of
Title of Securities to be        Amount to be               Price Per                Offering                Registration
Registered                       Registered(1)              Share (2)                Price(2)                    Fee
- -------------------------        -------------              ---------                --------                ------------

Common Stock, par value             750,000                  $23.50                 $17,625,000               $6,077.59
 $.01 per share(3)                  shares

- ----------------------

(1) Does not include 625,000 shares (as adjusted to give effect to a 5-for-4 stock split effected in the form of a dividend paid on September 20, 1995) registered pursuant to Registration Statement on Form S-8 (File No. 33-90988) for which a filing fee has been paid.

(2) Estimated solely for the purpose of calculating the registration fee and based upon the closing sale price for the Common Stock as quoted on NASDAQ on May 6, 1996.

(3) Pursuant to Rule 416, there are also being registered additional shares of Common Stock as may become issuable pursuant to the anti-dilution provisions of the Plans.

                         508,750 Shares of Common Stock

                                Brightpoint, Inc.


This Prospectus relates to an offering by certain persons (the "Selling Stockholders") of an aggregate of up to 508,750 shares of Common Stock of Brightpoint, Inc. (the "Company") issuable upon exercise of options granted under the Company's 1994 Stock Option Plan and Non-Employee Director Stock Option Plan (the "Plan Options"). The Company will not receive any of the proceeds from the sale of Common Stock by the Selling Stockholders.

The Common Stock is traded on the NASDAQ National Market under the symbol "CELL." On May 6, 1996, the closing sale price of the Common Stock as reported by NASDAQ was $23.50.
                             ----------------------

            THE SECURITIES OFFERED HEREBY ARE SPECULATIVE AND INVOLVE
                             A HIGH DEGREE OF RISK.
                          SEE "RISK FACTORS" ON PAGE 7.

                            -------------------------

            THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY
               THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE
                SECURITIES COMMISSION NOR HAS THE SECURITIES AND
                   EXCHANGE COMMISSION OR ANY STATE SECURITIES
                     COMMISSION PASSED UPON THE ACCURACY OR
                        ADEQUACY OF THIS PROSPECTUS. ANY
                         REPRESENTATION TO THE CONTRARY
                             IS A CRIMINAL OFFENSE.


                   The date of this Prospectus is May 10, 1996

                              AVAILABLE INFORMATION

         The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company can be inspected and copied at the public reference facilities of the Commission located at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices at 500 West Madison Street, Suite 1400 Chicago, Illinois 60661 and 7 World Trade Center, New York, New York 10048. Copies of such material can also be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates.


                      INFORMATION INCORPORATED BY REFERENCE

         The following documents filed by the Company with the Securities and Exchange Commission are incorporated herein by reference:

         (a) Annual Report on Form 10-K for the fiscal year ended December 31, 1995;

         (b) Quarterly Report on Form 10-Q for the three month period ended March 31, 1996;

         (c) The description of the Company's Common Stock contained in its Registration Statement on Form 8-A.

         All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of this Prospectus and prior to the termination of the offering of the Common Stock offered hereby shall be deemed to be incorporated by reference herein and to be a part hereof on the date of filing of such documents.

         The Company will furnish without charge to each person to whom this Prospectus is delivered, on the written or oral request of such person, a copy of any or all of the documents incorporated herein by reference, except for the exhibits to such documents. Requests should be directed to Ms. Wendi Bowen, Brightpoint, Inc., 6402 Corporate Drive, Indianapolis, Indiana 46287, telephone:
(317) 297-6100.

                               PROSPECTUS SUMMARY

         The following summary is qualified in its entirety by the more detailed information and financial statements, including the notes thereto, contained in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1995 incorporated by reference in this Prospectus. Prospective investors are urged to read this Prospectus in its entirety.

                                   The Company

                  Brightpoint, Inc. (the "Company") is a leading worldwide distributor of cellular telephones and accessories. The Company offers products from prominent manufacturers under brand names such as Nokia, Ericsson, Motorola, Audiovox, NEC and OKI, and has developed a global customer base of more than 6,000 cellular carriers, agents, resellers, dealers and retailers. The Company has grown rapidly, with net sales increasing from approximately $169.3 million for the year ended December 31, 1994 to approximately $269.4 million for the year ended December 31, 1995, and with net income increasing from approximately $2.8 million on a pro forma basis, to approximately $5.7 million during the same period.

                  The market for cellular products and services, a major segment of the wireless communications industry, has grown substantially and continues to expand. The number of cellular subscribers in the United States has increased from approximately 300,000 in 1985 to more than 32 million in 1995, growing by more than eight million, or approximately 33.3%, in 1995 alone. In addition, the Company expects that rapid growth in international markets will continue as a result of low market penetration, economic growth and high population density. The Company has been successful in expanding its international presence, with international sales as a percentage of net sales increasing significantly from approximately 10.0% to 27.1% from the year ended December 31, 1994 to the year ended December 31, 1995.

                  The emergence of new wireless communications technologies and services, such as enhanced specialized mobile radio ("ESMR"), personal communications services ("PCS") and satellite communications systems, is expected to increase the wireless communications subscriber base upon widespread commercial introduction of these services. The Company currently provides cellular distribution services for many of the leading manufacturers and carriers which are expected to participate in these new and emerging wireless communications markets.

                  The Company focuses on serving as an effective link between manufacturers and service providers in the wireless communications industry. The Company's goals include (i) building upon its base of customers by providing a reliable, timely and cost-effective means of obtaining a broad range of brand name products and accessories, (ii) meeting the increasing outsourcing demands of manufacturers and service providers by offering inventory management and value-added services, (iii) offering an attractive channel of distribution for its suppliers by providing an efficient, low-cost method of accessing a large and diverse base of customers worldwide and (iv) expanding sales of accessory products.

                  The Company was incorporated under the laws of the State of Indiana in August 1989 under the name Wholesale Cellular USA, Inc. and reincorporated under the laws of the State of Delaware in March 1994. In September 1995, the Company changed its name to Brightpoint, Inc. The Company's principal executive offices are located at 6402 Corporate Drive, Indianapolis, Indiana 46278, and its telephone number is (317) 297-6100.

Recent Developments

                  In December 1995, the Company entered into a letter of intent with Technology Resources International Ltd. ("TRI"), an international distributor of wireless communications equipment based in the United Kingdom, which contemplates the formation of Brightpoint International Ltd. ("Brightpoint International"), a company to be owned equally by the Company and TRI. The Company anticipates that Brightpoint International will conduct all of the Company's sales and marketing activities outside of North and South America. This transaction is subject to the execution and delivery by the parties of a definitive agreement and approval by the Board of Directors of the Company.

                  On March 14, 1996, the Company entered into an Agreement and Plan of Merger, as amended on April 29, 1996 (the "Merger Agreement"), by and among the Company, Brightpoint Acquisition, Inc. (the "Subsidiary"), a wholly-owned subsidiary of the Company, Allied Communications, Inc., Allied Communications of Florida, Inc., Allied Communications of Georgia, Inc., Allied Communications of Illinois, Inc., Allied Communications of Puerto Rico, Inc. (collectively, the "Allied Companies"), Robert Picow and Joseph Forer (together, the "Allied Stockholders"), pursuant to which, upon the terms and conditions of the Merger Agreement, the Allied Companies will be merged with and into the Subsidiary and all of the outstanding shares of common stock of each of the Allied Companies will be converted into an aggregate of 2,025,000 shares (the "Allied Stockholders' Shares") of Common Stock of the Company (the "Merger"). Upon the consummation of the Merger, Messrs. Picow and Forer will own 1,741,500 shares and 283,500 shares, respectively, of the Company's Common Stock, representing approximately 16.4% and 2.7%, respectively, of the shares outstanding. The Allied Companies distribute wireless communications products throughout the United States and Latin America. The Merger is subject to certain conditions, including approval and adoption of the Merger Agreement by the stockholders of the Company at the Company's Annual Meeting in May 1996.

         Pursuant to the terms of the Merger Agreement, the Company agreed, simultaneously with the Merger, to appoint Robert Picow as a director of the Company to serve for a term of three years in the same Class as Robert J. Laikin, Chairman of the Board, President and Chief Executive Officer of the Company, and to appoint Joseph Forer as a director of the Company to serve for a term of two years in the same Class as J. Mark Howell, Executive Vice President, Chief Operating Officer and Chief Financial Officer of the Company. The Company has also agreed to enter into employment agreements with the Allied Stockholders. In addition, the Company has agreed that for a period of eighteen months, commencing six months following the consummation of the Merger, at the request of the Allied Stockholders, to register 750,000 shares of the Allied Stockholders' Shares under the Act. The Company anticipates that the Allied Stockholders will request such registration.

                                  The Offering



Securities offered .......................................508,750  shares

Common Stock outstanding..................................8,594,685 shares (1)

Risk Factors..............................................Prospective investors should consider
                                                          carefully certain
                                                          Risk Factors relating
                                                          to an investment in
                                                          the Company.  See
                                                          "Risk Factors."



Use of Proceeds...........................................Any proceeds received by the Company from
                                                          time to time upon
                                                          exercise of the Plan
                                                          Options will be used
                                                          for working capital
                                                          and general corporate
                                                          purposes.  The
                                                          Company will not
                                                          receive any proceeds
                                                          from any sales of
                                                          Common Stock by the
                                                          Selling Stockholders.
                                                          See "Use of
                                                          Proceeds."



NASDAQ Symbol.............................................CELL


- ----------------

(1)       Based on shares outstanding on May 7, 1996.

                                  RISK FACTORS


                  In addition to the other information contained or incorporated by reference in this Prospectus, prospective investors should consider carefully the following risk factors in evaluating an investment in the Company and its business before purchasing any shares of the Common Stock offered hereby.


         Uncertainty of Future Operating Results. The Company's business operates on a high-volume, low-margin basis. The Company's operating expenses have increased significantly and can be expected to continue to increase significantly in connection with the Company's expansion activities (which will require the Company to make substantial up-front expenditures in connection with increased levels of inventories and its new warehouse facilities and management information system). Accordingly, the Company's future profitability will depend upon corresponding increases in revenues from operations. Future events, including unanticipated expenses, increased price competition, unfavorable general economic conditions, product returns and recalls and uncollectible accounts, could have an adverse effect on the Company's operating results. There can be no assurance that the Company's rate of revenue growth will continue in the future or that the Company's future operations will be profitable.

         Risks Associated with Rapid Expansion. The Company has achieved rapid and substantial growth which has placed and is expected to continue to place a significant strain on its management, administrative, operational, financial and other resources. The Company's success will be largely dependent upon its ability to hire additional highly qualified personnel to augment the Company's efforts in successfully managing such growth (including monitoring operations, controlling costs and maintaining effective management, inventory and credit controls). The Company has limited experience in effectuating rapid expansion and in managing a broader range of new services and operations which are geographically dispersed. There can be no assurance that the Company will be able to continue to successfully manage its operations (both in the U.S. and internationally) or that any inability to do so will not adversely affect its business, financial condition or results of operations.

         Risks Associated with Future Growth and Acquisitions. The Company's continued expansion will be largely dependent upon, among other things, the Company's ability to secure an adequate supply of competitive products on a timely basis and on commercially reasonable terms; continually turn its inventories and collect its accounts receivable; hire and retain skilled management, marketing, sales and other personnel; and continue to successfully develop and maintain key relationships with carriers and leading manufacturers and dealers of cellular products. The Company's growth prospects could be adversely affected by a decline in the wireless communications industry generally or in particular geographic markets, which could result in reduction or deferral of expenditures by prospective customers. The Company's ultimate success may be significantly affected by the Company's ability to commercialize its new inventory management and value-added services and its branded accessory products. Demand and market acceptance for newly introduced products and services are subject to a high degree of uncertainty. The Company may also seek to expand its operations both in the U.S. and international markets through acquisitions of businesses or the establishment of strategic alliances which the Company believes are compatible with its business. The Company has entered into the Merger Agreement with the Allied Companies, pursuant to which, subject to the terms and conditions of the Merger Agreement, including stockholder approval, the Allied Companies will be merged with and into the Company. There can be no assurance that the Company will ultimately effect such merger or that the Company will be able to successfully integrate the operations of the Allied Companies into its operations. Any inability to do so, particularly in instances in which the Company has made significant capital investments, could have a material adverse effect on the Company.

         Foreign Trade Risks. Sales of cellular products to customers in foreign markets, primarily in Latin America and the Middle East, have accounted for an increasing portion of the Company's net sales. For the years ended December 31, 1994 and 1995 and the three months ended March 31, 1996, sales of cellular products to customers in foreign markets accounted for approximately 10%, 27.1% and 38.7%, respectively, of the Company's net sales. The Company is seeking to continue to increase product sales in foreign markets and believes that such markets present significant opportunities. There can be no assurance, however, that the Company will be able to do so or that any such markets will ultimately prove to be viable. To the extent that the Company is able to continue to successfully increase its foreign sales, it will become increasingly subject to risks inherent in foreign trade, including increased credit risk, customs duties and import quotas and other trade restrictions, fluctuations in foreign currency exchange rates, shipping delays, failure or material interruption of cellular systems and services and international political, regulatory and economic developments, all of which, particularly in light of the historical and political instability of many countries in Latin America and the Middle East, could have a material adverse effect on the Company. In addition, to the extent that the Company establishes operations in foreign countries, there can be no assurance that political, regulatory, economic or military developments, over which the Company will have no control, will not subject the Company to increased risk of loss of revenues and property due to, among other things, expropriation, nationalization, inflation, currency devaluation, international hostilities, confiscatory taxation, limitations on repatriation and currency controls. Although all foreign sales are currently made in U.S. dollars and the

Company currently does not intend to engage in foreign currency transactions, an increase in the value of the dollar in relation to foreign currencies may nevertheless have an adverse effect on potential demand for the Company's products.

         Dependence on Third-Party Suppliers. The Company is dependent on third-party equipment manufacturers, distributors and dealers for all of its supply of cellular telephones and accessories. For the years ended December 31, 1994 and 1995 and the three months ended March 31, 1996, the Company's four largest suppliers in the aggregate accounted for approximately 53.9%, 58.1% and 75.8%, respectively, of product purchases. For the year ended December 31, 1995, the Company's four largest suppliers, Nokia Mobile Phones, Inc. ("Nokia"), BellSouth Cellular Corp., Motorola and AT&T Wireless Services, accounted for approximately 30.0%, 15.1%, 8.6% and 4.4%, respectively, of product purchases. As is typical in the industry, the Company does not have exclusive or long-term agreements with any of its suppliers and generally purchases products pursuant to purchase orders placed from time to time in the ordinary course of business. Although the Company believes that its relationships with its suppliers are satisfactory, the loss of certain of the Company's principal suppliers or substantial price increases imposed by any such suppliers, in the absence of readily available alternative sources of supply, would have a material adverse effect on the Company. The Company is dependent on the ability of its suppliers to provide adequate inventories of currently popular brand name products on a timely basis and on favorable pricing terms. There can be no assurance that suppliers will continue to offer competitive products to the Company, that the Company will be able to obtain accessory products on favorable terms or that the Company will not be subject to the risk of price fluctuations and periodic delays. Failure or delay by suppliers in supplying competitive products to the Company on favorable terms would adversely affect the Company's operating margins and the Company's ability to obtain and deliver products on a timely and competitive basis.

         Intense Industry Competition. The markets for cellular telephones and accessories are characterized by intense price competition and significant price erosion over the life of a product. The Company competes with numerous well-established wholesale distributors and manufacturers of cellular equipment, including the Company's suppliers, as well as with providers of cellular services, many of which possess greater financial and other resources than the Company and have established reputations for success in the sale and service of cellular products. Certain of these competitors may also market the same or similar products directly to the Company's customers and have the financial resources necessary to enable them to withstand substantial price competition and implement extensive advertising and promotional programs, both generally and in response to efforts by additional competitors to enter into new markets or introduce new products. The cellular distribution industry is also characterized by low barriers to entry and frequent introduction of new products. The

Company's ability to continue to compete successfully will be largely dependent on its ability to maintain its current vendor relationships and anticipate and respond to various competitive factors affecting the cellular industry, including new products which may be introduced, changes in consumer preferences, demographic trends, international, national, regional and local economic conditions and discount pricing and promotion strategies by competitors. There can be no assurance that the Company will be able to continue to compete successfully, particularly as domestic cellular markets mature and the Company seeks to enter into new markets and market new products.

         Inventory Obsolescence and Technological Change. The markets for wireless communications products are characterized by rapidly changing technology and evolving industry standards, often resulting in product obsolescence or short product life cycles. Accordingly, the Company's success is dependent upon its ability to anticipate technological changes in the industry and to continually identify, obtain and successfully market new products that satisfy evolving industry and customer requirements. In connection with the Company's expansion, the Company has made increased commitments of capital to purchase product inventories. Additional concentrations of capital in inventory increase the risk of loss from possible inventory obsolescence. There can be no assurance that competitors or manufacturers of cellular products will not market products which have perceived advantages over the Company's products or which render the products currently sold by the Company obsolete or less marketable. In addition, the use of alternative wireless communications technologies, including ESMR, PCS and satellite communications systems, with the potential to compete with cellular systems, may reduce demand for existing cellular products. The Company expects that companies which have developed or are developing new technologies or products in related market segments will commercialize technologies which would compete with existing cellular technology. Certain of such technologies, upon widespread commercial introduction, could materially change the types of products sold by the Company and its suppliers and result in significant price competition. There can be no assurance that the Company's existing customers or consumers will be willing, for financial or other reasons, to purchase new equipment necessary to utilize these new technologies or that product obsolescence will not result in significantly increased inventories of unsold products. Moreover, complex hardware and software contained in new cellular phones could contain defects which become apparent subsequent to widespread commercial use, resulting in product recalls and returns.

         Increasing Sales Concentration and Accounts Receivable; Collection and Credit Risks. An increasing portion of the Company's net sales has been derived from a concentrated customer base. For the years ended December 31, 1994 and 1995 and the three months ended March 31, 1996, sales of cellular products to the Company's five largest customers accounted for approximately 28.6%, 26.7% and 26.7%, respectively, of the Company's net sales. For the year ended December 31, 1995, sales of cellular products to CellCom Israel Ltd. ("CellCom") accounted for approximately 7.9% of the Company's net sales. The loss of this customer or other principal customers could have a material adverse effect on the Company's financial condition and results of operations. The Company's accounts receivable, less allowance for doubtful accounts, at March 31, 1996 were approximately $52.1 million, as compared to approximately $35.8 million, at December 31, 1995. Of the Company's accounts receivable at March 31, 1996, approximately $6.4 million was due from TRI. At March 31, 1996, the Company's allowance for doubtful accounts was $500,000, which the Company believes is currently adequate for the size and nature of its receivables. Nevertheless, delays in collection or uncollectibility of accounts receivable could have a material adverse effect on the Company's liquidity and working capital position. In connection with the Company's expansion, the Company intends to offer open account terms to additional customers, which will subject the Company to increased credit risk, particularly in the event that any such receivables represent sales to a limited number of customers or are concentrated in foreign markets, and could require the Company to continually increase its allowance for doubtful accounts.

         Possible Fluctuations in Operating Results; Seasonality. The Company's operating results may vary from period to period as a result of purchasing patterns of potential customers, the timing of introduction of new products by the Company's suppliers and competitors, variations in sales by distribution channels, product availability and pricing and the seasonal nature of the Company's business. Sales of the Company's products are seasonal, with peak product shipments, primarily in the U.S., occurring in the third and fourth quarters. Unanticipated events, including delays in securing adequate inventories of competitive products at the time of peak sales, or significant decreases in sales during such periods, could have a material adverse effect on the Company. There can be no assurance that the foregoing factors will not result in significant fluctuations in operating results in the future.

         Significant Outstanding Indebtedness; Loan Covenants and Security Interests. In order to finance the Company's expanded operations, in June 1995, the Company entered into a loan agreement (as amended) with Bank One, Indianapolis, N.A., acting as agent for a group of banks (the "Bank"), which provides for borrowings under a line of credit of up to $50 million. At March 31, 1996, the Company had approximately $9.6 million outstanding under its agreement with the Bank. All of the Company's inventory and receivables are pledged to the Bank as collateral, and the Company is prohibited from incurring additional indebtedness, which could, under certain circumstances, limit the Company's ability to implement its expansion. In addition to certain net worth and other financial covenants, among other things, the Company's loan agreement with the Bank limits or prohibits the Company, subject to certain exceptions, from declaring or paying cash dividends, making capital distributions or other payments to stockholders, merging or consolidating with another corporation or selling all or substantially all of its assets. In the event of a violation by the Company of any of its loan covenants or other default by the Company on its obligations, the Bank could declare the Company's indebtedness to be immediately due and payable and foreclose on the Company's assets. At March 31, 1996, the Company was in compliance with the terms of its line of credit with the Bank. There can be no assurance that the Company will be able to comply with the terms of its loan agreement with the Bank in the future.

         Management Information System. The Company's success is dependent on the accuracy and proper utilization of its management information system. The Company's ability to integrate its customer service, inventory management, accounts receivable collections and product pricing information depends on the quality and utilization of the information generated by such system. In an effort to improve the availability and utility of the information provided to management, the Company is in the process of installing and fully integrating a customized management information system. The Company's expansion plans are dependent to a significant extent on its ability to successfully implement and integrate a new management information system in a timely manner and on a cost effective basis and on the successful implementation of new software applications. There can be no assurance that the Company will be able to successfully implement and integrate such system or that such system will provide management with satisfactory customer and inventory information. Failure to implement, integrate, operate and maintain such system could severely limit the Company's ability to continue to successfully expand its operations.

         Dependence on Key Personnel. The success of the Company is largely dependent on the personal efforts of Robert J. Laikin, its Chairman of the Board, Chief Executive Officer and President; J. Mark Howell, its Executive Vice President, Chief Operating Officer and Chief Financial Officer; T. Scott Housefield, its Executive Vice President, Marketing, Sales and Development; John
R. Sullivan, its Executive Vice President, Operations; and other key personnel. Although the Company has entered into employment agreements with each of Messrs. Laikin, Howell, Housefield and Sullivan, the loss or interruption of the services of such individuals or other key employees could have a material adverse effect on the Company's business and prospects. The success of the Company will also be dependent upon its ability to hire and retain additional qualified sales, marketing and other personnel. Competition for qualified personnel in the cellular industry is intense, and there can be no assurance that the Company will be able to hire or retain additional qualified personnel.

         Possible Medical Risks Associated with Portable Cellular Telephones. Recent lawsuits have been filed against manufacturers of cellular telephones alleging possible medical risks, including brain cancer, associated with electromagnetic fields emitted by portable hand-held cellular telephones. To date, there has been only limited research in this area, and such research has not been conclusive as to what effects, if any, exposure to electromagnetic fields emitted by portable cellular telephones has on human cells. The Company recognizes, however, that the perception that health risks may exist could adversely affect the Company's ability to market portable cellular telephone products. Inasmuch as a substantial portion of the Company's revenues is derived from sales of portable cellular telephones, future studies confirming possible health risks associated with the use of such products could have a material adverse effect on the cellular communications industry and the Company. As a distributor of cellular telephones, the Company may be subject to lawsuits filed by plaintiffs alleging health risks. A successful claim against the Company could have a material adverse effect on the Company.

         Classified Board of Directors; Authorization and Discretionary Issuance of Preferred Stock. The Company's By-laws divide the Board of Directors into three classes serving staggered three-year terms. The staggered Board of Directors may make it more difficult for a third party to acquire, or may discourage acquisition bids for, the Company. In addition, the Company's Certificate of Incorporation authorizes the issuance of "blank check" preferred stock with such designations, rights and preferences as may be determined from time to time by the Board of Directors. Accordingly, the Board of Directors is empowered, without stockholder approval, to issue preferred stock with dividend, liquidation, conversion, voting or other rights which could adversely affect the voting power or other rights of the holders of the Company's Common Stock. In the event of issuance, the preferred stock could be utilized, under certain circumstances, as a method of discouraging, delaying or preventing a change in control of the Company.

         No Cash Dividends. The Company has not paid any cash dividends on its Common Stock (other than S corporation distributions made prior to its initial public offering) and does not expect to declare or pay any cash dividends in the foreseeable future. The payment of cash dividends is restricted under the terms of the Company's loan agreement with the Bank.

         Shares Eligible for Future Sale. As of the date of this Prospectus, the Company has outstanding 8,594,685 shares of Common Stock, of which 7,881,180 shares of Common Stock are freely tradeable without restriction under the Securities Act of 1933, as amended (the "Securities Act"). All of the remaining 713,505 shares outstanding are "restricted securities" (as that term is defined under Rule 144 promulgated under the Securities Act). Of such restricted shares, 451,005 shares are eligible for sale under such rule. In addition, the Company has outstanding options and warrants to purchase 1,020,467 shares of Common

Stock. No prediction can be made as to the effect, if any, that sales of shares of Common Stock or the availability of such shares for sale will have on the market prices prevailing from time to time. Nevertheless, the possibility that substantial amounts of Common Stock may be sold in the public market may adversely affect prevailing market prices for the Common Stock and could impair the Company's ability to raise capital through the sale of its equity securities.

                                 USE OF PROCEEDS

         The Company will not receive any proceeds from the sale of the Common Stock by the Selling Stockholders. In the event that the shares of Common Stock offered hereby are issued pursuant to the terms of the Plan Options, of which there can be no assurance, the Company would realize up to approximately $6.0 million in net proceeds. Any net proceeds of such issuances will be used by the Company for working capital and general corporate purposes. The Company has agreed to pay certain expenses in connection with this offering, currently estimated to be $10,000.

                  SELLING STOCKHOLDERS AND PLAN OF DISTRIBUTION

         An aggregate of up to 508,750 shares of Common Stock issuable upon exercise of the Plan Options may be sold pursuant to this Prospectus by the Selling Stockholders. The Plan Options are exercisable at an average price of $11.79 per share at various times until May 5, 2000. All of the Selling Stockholders are executive officers and/or directors of the Company. The Company will not receive any of the proceeds from the sale of shares of Common Stock by the Selling Stockholders.

         The following table sets forth certain information with respect to the Selling Stockholders:

                                  Beneficial
                                 Ownership of
                               Shares of Common    Shares to be Sold
                                    Stock               in the         Shares Owned After     Percentage of Shares
Selling Stockholder            Prior to Sale(1)     Offering(1)(2)         the Offering     Owned After the Offering
- -------------------           ------------------    --------------        --------------    ------------------------
Robert J. Laikin(3)                446,088(4)           218,750              227,338                  2.6%
Rollin M. Dick(5)                  280,000(6)            22,500              257,500                  3.0%
T. Scott Housefield(7)             111,250(8)            31,250               80,000                  0.9%
John W. Adams(5)                    16,250(9)            16,250                 --                     --
Robert F. Wagner(5)                 10,000(9)            10,000                 --                     --
Stephen H. Simon(5)                 10,000(9)            10,000                 --                     --
J. Mark Howell(10)                  93,750(9)            93,750                 --                     --
Steven B. Sands(5)                 124,500(11)           22,500              102,000                  1.2%
John R. Sullivan(12)                52,500(9)            52,500                 --                     --

- ---------------------

(1)      Assumes all of the Plan Options are exercised.

(2) Assumes all of the shares offered hereby are sold by the Selling Stockholders.

(3)      Mr. Laikin is Chairman of the Board, President and Chief
         Executive Officer of the Company.

(4)      Includes 218,750 shares underlying Plan Options.

(5) Messrs. Dick, Adams, Wagner, Simon and Sands are directors of the Company.

(6)      Includes 22,500 shares underlying Plan Options.

(7) Mr. Housefield is Executive Vice President, Marketing, Sales and Development and a director of the Company.

(8)      Includes 31,250 shares underlying Plan Options.

(9)      Consists of shares underlying Plan Options.

(10)     Mr. Howell is Executive Vice President, Chief Operating
         Officer, Chief Financial Officer, Treasurer, Secretary and director of the Company.

(11) Consists of (i) 102,000 shares held by Ponderosa Partners, L.P., of which Mr. Sands is a controlling shareholder, officer, and director of the corporate general partner and (iii) 22,500 shares underlying Plan Options.

(12)     Mr. Sullivan is Executive Vice President, Operations of the
         Company.

         The Common Stock will be offered and sold from time to time as market conditions permit in the over-the-counter market, or otherwise, at prices and terms then prevailing or at prices related to the then-current market price, or in negotiated transactions. The shares offered hereby may be sold by one or more of the following methods, without limitation: (a) a block trade in which a broker or dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction; (b) purchases by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this Prospectus; (c) ordinary brokerage transactions and transactions in which the broker solicits purchasers; and (d) face-to-face transactions between sellers and purchasers without a broker-dealer. In effecting sales, brokers or dealers engaged by the Selling Stockholders may arrange for other brokers or dealers to participate. Such broker or dealers may receive commissions or discounts from Selling Stockholders in amounts to be negotiated. Such brokers and dealers and any other participating brokers or dealers may be deemed to be "underwriters" within the meaning of the Act, in connection with such sales.

                                 INDEMNIFICATION

         Section 145 of the General Corporation Law of the State of Delaware provides for the indemnification of officers and directors under certain circumstances against expenses incurred in successfully defending against a claim and authorized Delaware corporations to indemnify their officers and directors under certain circumstances against expenses and liabilities incurred in legal proceedings involving such persons because of their being or having been an officer or director.

         Section 102(b) of the Delaware Corporation Law permits a corporation, by so providing in its certificate of incorporation, to eliminate or limit director's liability to the corporation and its stockholders for monetary damages arising out of certain alleged breaches of their fiduciary duty. Section 102(b)(7) provides that no such limitation of liability may affect a director's liability with respect to any of the following: (i) breaches of the director's duty of loyalty to the corporation or its stockholders; (ii) acts or omissions not made in good faith or which involve intentional misconduct of knowing violations of law; (iii) liability for dividends paid or stock repurchased or redeemed in violation of the Delaware General Corporation Law; or (iv) any transaction from with the director derived an improper personal benefit. Section 102(b)(7) does not authorize any limitation on the ability of the corporation or its stockholders to obtain injunctive relief, specific performance or other equitable relief against directors.

         Article Nine of the Company's Certificate of Incorporation and the Company's By-Laws provide that all persons who the Company is empowered to indemnify pursuant to the provisions of Section 145 of the General Corporation Law of the State of Delaware (or any similar provision or provisions of applicable law at the time in effect), shall be indemnified by the Company to the full extent permitted thereby. The foregoing right of indemnification shall not be deemed to be exclusive of any other rights to which those seeking indemnification may be entitled under any by-law, agreement, vote of stockholders or disinterested directors, or otherwise.

         Article Ten of the Company's Certificate of Incorporation provides that no director of the Company shall be personally liable to the Company or its stockholders for any monetary damages for breaches of fiduciary duty of loyalty to the Company or its stockholders (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) under Section 174 of the General Corporation Law of the State of Delaware; or
(iv) for any transaction from which the director derived an improper personal benefit.

         Insofar as indemnification for liabilities under the Act may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Commission, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

                                  LEGAL MATTERS

         The legality of the Common Stock offered hereby will be passed upon for the Company by Tenzer Greenblatt LLP, New York, New York.


                                     EXPERTS

         The financial statements and schedule of the Company at December 31, 1995 and 1994, and for the years then ended, incorporated by reference herein in this Prospectus and Registration Statement, have been audited by Ernst & Young LLP, independent auditors, and at December 31, 1993, and for the year then ended by BDO Seidman LLP, independent auditors, as set forth in their respective reports thereon incorporated by reference herein, and are included in reliance upon such reports given upon the authority of such firms as experts in accounting and auditing.


                             ADDITIONAL INFORMATION

         The Company has filed with the Securities and Exchange Commission ("Commission") a Registration Statement with respect to the Securities offered by this Prospectus. This Prospectus omits certain information contained in the Registration Statement as permitted by the Rules and Regulations of the Securities and Exchange Commission. For further information, reference is made to the Registration Statement and to the Exhibits filed therewith, which may be examined without charge at the Commission's principal office in Washington, D.C. or its regional office in New York City, and copies of all or any part thereof may be obtained from the Commission upon payment of certain fees prescribed by the Commission. Statements contained in this Prospectus as to the contents of any contract or other document referred to are not complete and where such contract or other document is an exhibit to the Registration Statement, each such statement is deemed to be qualified in all respects by the provisions of the exhibit.

===============================================================================

      No dealer, salesperson or other person has been authorized to give any information or to make any representations other than those contained in this Prospectus, and if given or made, such information or representations must not be relied upon as having been authorized by the Company. This Prospectus does not constitute an offer to sell or the solicitation of an offer to buy any security other than the shares offered by this Prospectus, or an offer to sell or a solicitation of an offer to buy any security by any person in any jurisdiction in which such offer or solicitation would be unlawful. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, imply that the information in this Prospectus is correct as of any time subsequent to the date of this Prospectus.

                               -----------------

                               TABLE OF CONTENTS
                                                                  Page
                                                                  ----
Available Information....................................           2
Information Incorporated by Reference....................           2
Prospectus Summary.......................................           3
Risk Factors.............................................           7
Use of Proceeds..........................................          15
Selling Stockholders and Plan of
  Distribution...........................................          15
Indemnification..........................................          16
Legal Matters............................................          18
Experts..................................................          18
Additional Information...................................          18

===============================================================================

===============================================================================

                                508,750 Shares of

                                  Common Stock

                                   ----------

                               BRIGHTPOINT, INC.

                                   ----------

                                   PROSPECTUS

                                   ----------

                                  May 10, 1996

===============================================================================

                                   SIGNATURES

             Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing on Form S-8 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, in the City of Indianapolis, State of Indiana, on the 10th day of May, 1996.

                                   BRIGHTPOINT, INC.

                                   By:/s/ ROBERT J. LAIKIN
                                      ---------------------------
                                      Robert J. Laikin, President

KNOWN ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Robert J. Laikin and J. Mark Howell, jointly and severally, as his true and lawful attorney-in-fact and agent, each will full power of substitution and resubstitution for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each said attorney-in-fact or agent or substitute lawfully does or causes to be done by virtue hereof.

             Pursuant to the requirements of the Securities
Act of 1933, as amended, this Registration Statement on Form S-8 has been signed below by the following persons in the capacities and on the dates indicated:

      Signature                          Title                     Date
      ---------                          -----                     ----

/s/ROBERT J. LAIKIN           Chairman of the                  May 10, 1996
- ---------------------         Board; President and
Robert J. Laikin              Chief Executive
                              Officer (Principal
                              Executive Officer)


/s/J. MARK HOWELL             Executive Vice President,        May 10, 1996
- ---------------------         Finance; Chief Operating
J. Mark Howell                Officer; Chief Financial
                              Officer (Principal Financial
                              and Accounting Officer)
                              and Director


/s/T. SCOTT HOUSEFIELD        Executive Vice President,        May 10, 1996
- ----------------------        Marketing, Sales and
T. Scott Housefield           Development and Director



/s/JOHN W. ADAMS              Director                         May 10, 1996
- ----------------------
John W. Adams


/s/ROBERT F. WAGNER           Director                         May 10, 1996
- ----------------------
Robert F. Wagner


/s/STEPHEN H. SIMON           Director                         May 10, 1996
- ----------------------
Stephen H. Simon


/s/ROLLIN M. DICK             Director                         May 10, 1996
- ----------------------
Rollin M. Dick


/s/STEVEN B. SANDS            Director                         May 10, 1996
- ----------------------
Steven B. Sands

                         CONSENT OF INDEPENDENT AUDITORS


We consent to the reference to our firm under the caption "Experts" in the Registration Statement (Form S-8) and related Prospectus pertaining to the offering of up to 750,000 shares of common stock issuable upon exercise of stock options granted under the 1994 Stock Option Plan and Non-Employee Director Stock Option Plan of Brightpoint, Inc. and to the incorporation by reference therein of our report dated January 25, 1996, with respect to the 1995 and 1994 financial statements of Brightpoint, Inc. incorporated by reference in its Annual Report (Form 10-K) for the year ended December 31, 1995 and the related financial statement schedule included therein, filed with the Securities and Exchange Commission.



                                ERNST & YOUNG LLP

Indianapolis, Indiana
May 9, 1996

                             CONSENT OF INDEPENDENT
                          CERTIFIED PUBLIC ACCOUNTANTS


Brightpoint, Inc.
Indianapolis, Indiana

We consent to the incorporation by reference in the Prospectus constituting a part of this Registration Statement on Form S-8 pertaining to the Brightpoint, Inc. 1994 Stock Option Plan and Nonemployee Director Stock Option Plan of our report dated March 15, 1994, except for the second paragraph of Note 3 as to which the date is August 31, 1995, relating to the financial statements and schedule of Brightpoint, Inc. for the year ended December 31, 1993, appearing in the Company's Annual Report on Form 10-K for the year ended December 31, 1995.

We also consent to the reference to us under the caption "Experts" in the Prospectus.



                                 BDO SEIDMAN, LLP


Chicago, Illinois
May 10, 1996

                                  May 10, 1996


Brightpoint, Inc.
6402 Corporate Drive
Indianapolis, Indiana 46278


Gentlemen:

                  You have requested our opinion with respect to the offer and sale by you, Brightpoint, Inc., a Delaware corporation (the "Company"), pursuant to a Registration Statement (the "Registration Statement") on Form S-8 under the Securities Act of 1933, as amended (the "Act"), of up to 750,000 shares (the "Shares") of Common Stock, par value $.01 per share, of the Company, issuable upon exercise of stock options (the "Plan Options") granted under the Company's 1994 Employee Stock Option Plan and Non-Employee Directors' Stock Option Plan.

                  We have examined originals, or copies certified or otherwise identified to our satisfaction, of such documents and corporate and public records as we deem necessary as a basis for the opinion hereinafter expressed. With respect to such examination, we have assumed the genuineness of all signatures appearing on all documents presented to us as originals, and the conformity to the originals of all documents presented to us as conformed or reproduced copies. Where factual matters relevant to such opinion were not independently established, we have relied upon certificates of executive officers and responsible employees and agents of the Company.

                  Based upon the foregoing, it is our opinion that the Shares have been duly and validly authorized and when sold, paid for and issued as contemplated by the Registration Statement and the Plan Options will be duly and validly issued and fully paid and nonassessable.

                  We hereby consent to the use of this opinion as Exhibit 5 to the Registration Statement, and to the use of our name as your counsel in connection with the Registration Statement and in the Prospectus forming a part thereof. In giving this consent, we do not thereby concede that we come within

Brightpoint, Inc.
May 10, 1996
Page 2



the categories of persons hose consent is required by the Act or the General Rules and Regulations promulgated thereunder.

                                Very truly yours,


                                 /s/TENZER GREENBLATT LLP
                                 ------------------------

                                 TENZER GREENBLATT LLP